

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

<u>Via E-mail</u>
Mr. Rodney C. Saks
Chief Executive Officer
Hansen Natural Corporation
550 Monica Circle
Suite 201
Corona, CA 92880

   Re: **Hansen Natural Corporation**
      Form 10-K for Fiscal Year Ended
      December 31, 2010
      Filed March 1, 2011
      File No. 000-18761

Dear Mr. Saks:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brian K. Bhandari

          Brian K Bhandari
          Branch Chief